Henkel

A Brand like a Friend

03 NOV 18 AM 7:21

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03037498

SUPPL

Datum / Date	2003-11-17	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "All business sectors contributed to earnings increase – Henkel: continuing success".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

11/18

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaf auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(als persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

Henkel A Brand like a Friend

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Henkel A Brand like a Friend

Information from Corporate Communic

°Ladies and Gentlemen ,

Attached please find the press release "Henkel: continuing success", w
media.

With my very best regards

Ernst Primosch

Press Release

All business sectors contributed to earnings increase

Henkel: continuing success

The Henkel Group reported a substantial increase of 12.4 percent in operating profit for its third quarter 2003 after adjusting for foreign exchange effects. Sales rose by 3.8 percent after adjusting for foreign exchange effects. Before adjustment, sales were at the level of the previous year – 2.4 billion euros – in a still weak consumer and investment environment. "Despite the encouraging profit increase in the third quarter, we intend to continue working on the optimization of our businesses in order to permanently strengthen our earning power," says Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group.

Düsseldorf – In the third quarter of 2003, the Henkel Group reports **sales** of 2.4 billion euros, thus remaining on the prior-year level. After adjusting for foreign exchange effects, sales rose 3.8 percent. **Operating profit (EBIT)** at the Henkel Group showed a marked increase of 12.4 percent after adjusting for foreign exchange effects. At 172 million euros before adjustment, the EBIT figure was 7.4 percent above the prior-year level. In the first nine months of 2003, the Henkel Group realized sales totaling 7.1 billion euros and an operating profit of 520 million euros.

The **return on capital employed (ROCE)** for the third quarter amounted to 15.8 percent. The **financial items line** showed an improvement due to favorable movements in the net interest figure.

Net earnings for the quarter increased by 13.1 percent to 121 million euros, compared with the previous year's figure. After minority interests, earnings for the quarter were at 118 million euros, an increase of 11.3 percent. **Earnings per preferred share** rose 12.3 percent from 0.73 euros in the prior-year quarter to 0.82 euros.

Development of Business Sectors

Third-quarter sales at the **Laundry & Home Care** business sector were 3.1 percent up on the same quarter of the previous year after adjusting for foreign exchange

effects. Before adjustment, sales rose 0.3 percent. Operating profit increased by 2.9 percent after adjusting for foreign exchange effects, and by 0.4 percent before adjustment. The return on capital employed decreased 4.9 percentage points to 31.7 percent. The special detergents and household cleaners businesses performed particularly well. The Laundry & Home Care business sector's forecast of an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects remains unchanged.

Sales at the **Cosmetics/Toiletries** business sector for the third quarter rose by 3.0 percent after adjusting for foreign exchange effects. Before adjustment, sales remained virtually at the same level as in the previous year. Operating profit increased by 16.7 percent after adjusting for foreign exchange effects, and before adjustment it rose 11.7 percent. The return on capital employed rose 1.5 percentage points to 21.2 percent. The hair cosmetics and skin care businesses performed particularly well. The Cosmetics/Toiletries business sector continues to aim for profit growth in the high single-digit percentage range after adjusting for foreign exchange effects.

Sales at the **Consumer and Craftsmen Adhesives** business sector in the third quarter rose by 8.3 percent over the prior-year figure after adjusting for foreign exchange effects. Before adjustment, sales increased by 3.1 percent. Operating profit rose 30.4 percent after adjusting for foreign exchange effects. Before adjustment it grew 25.8 percent. The return on capital employed rose to 22.8 percent, 1.9 percentage points above the prior-year figure. In the consumer adhesives segment, sales opportunities arising from the start of the new school year were utilized through the implementation of specifically targeted campaigns. For 2003 as a whole, the Consumer and Craftsmen Adhesives business sector continues to anticipate a double-digit percentage growth in operating profit after adjusting for foreign exchange effects.

The **Henkel Technologies** business sector achieved an increase in sales for the third quarter of 5.0 percent after adjusting for foreign exchange effects. Before adjustment, sales fell by 0.7 percent. Operating profit improved 30.2 percent after adjusting for foreign exchange effects. Before adjustment, the increase was 15.0

percent. The return on capital employed rose 0.9 percentage points to 10.3 percent. Packaging adhesives showed particularly good sales figures. The Henkel Technologies business sector continues to expect a double-digit percentage growth in operating profit for the full year 2003 after adjusting for foreign exchange effects.

Regional Development

In the **Europe/Africa/Middle East** region, sales rose 3.9 percent after adjusting for foreign exchange effects, and by 2.0 percent before adjustment. With low levels of consumer demand still persisting in**Germany**, sales were 3.6 percent down on the previous year. Here, only Henkel Technologies was able to report an increase in sales. Sales in **North America** remained at roughly the same level as in the previous year after adjusting for foreign exchange effects. Before adjustment, sales fell by 10.5 percent. Measured in local currency, the Consumer and Craftsmen Adhesives business sector continued to perform very well. Sales in **Latin America** increased by 20.8 percent after adjusting for foreign exchange effects, and by 5.2 percent before adjustment. Particularly the Laundry & Home Care business sector contributed to this development. In **Asia-Pacific**, sales were 9.5 percent up on the prior-year figure after adjusting for foreign exchange effects. Also before adjustment, this region achieved a slight sales increase. The business sectors Consumer and Craftsmen Adhesives and Henkel Technologies performed particularly well after adjusting for foreign exchange effects, especially in China.

Major Events

With effect from July 18, 2003, Henkel acquired the Makroflex business in Finland and Estonia from YIT Construction Ltd., Helsinki, Finland.

Makroflex primarily develops, produces and distributes sealants and insulation materials for the construction industry.

Henkel sold its 6.86 percent stake in Wella AG effective September 10, 2003. The selling price was 361 million euros and yielded a gain on disposal of 81 million euros.

Henkel acquired the entire adhesive and building materials business from DESC Group, Mexico City, Mexico, effective October 1, 2003. In fiscal 2002, this division realized sales of 86 million euros. With this acquisition, Henkel has strengthened its presence in the Mexican market and supplemented its existing DIY and craftsmen product activities, and its industrial adhesives operation.

Employees

As of September 30, 2003, the number of employees in the Henkel Group was 49,171. The proportion of Henkel personnel working outside Germany was unchanged at 77 percent.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel has a 28.2 percent stake, reported sales for the third quarter of US$ 983 million, an increase of 10 percent compared with the previous year. Net earnings for the quarter showed a disproportionate rise of 21 percent to US$ 87 million.

The Clorox Company, Oakland, California, USA, in which Henkel holds a 29.7 percent stake , realized sales of US$ 1.0 billion in the first quarter of its 2003/2004 financial year, thus matching the level of the previous year. Earnings for the quarter amounted to US$ 129 million, a decrease of 11 percent. The reason for this decrease were the high expenditures for new product launches.

Outlook

Despite slight improvements in certain early indicators, there has still not been any sustained recovery in the markets of relevance for us. Consequently, while we anticipate a small boost to sales in the fourth quarter (after adjusting for foreign exchange effects and acquisitions/divestments) we do not foresee any marked upturn in activity just yet. In terms of operating profit, we still plan to achieve an increase in the high single-digit percentage range after adjusting for foreign

exchange effects.

Provided there is no significant change in the average prevailing rate of exchange for the US dollar against the euro, we continue to expect earnings per share to show an improvement of almost 10 percent. This forecast does not take into account any effects arising from the share buy-back program of Clorox.

November 17, 2003

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-4040

press@henkel.com
press.henkel.com

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